January 31, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Juan Grana
Jane Park

Re:	Spectaire Holdings Inc.
Registration Statement on Form S-1
Filed December 21, 2023
File No. 333-276179

Ladies and Gentlemen:

On behalf of Spectaire Holdings Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed on December 21, 2023. Concurrently with its submission of this letter to the Staff, the Company has filed an amendment to the Form S-1 (the “Amended Form S-1”) with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated January 9, 2024, relating to the Form S-1. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Form S-1.

Registration Statement on Form S-1

Risk Factors

We are engaged in multiple transactions and offerings of our securities..., page 10

1.	We note your disclosure that in addition to this prospectus covering the resale by Keystone of up to 3,067,438 shares of Common Stock, you are currently planning to file a registration statement for the resale and issuance of additional securities and that the market price of shares of your Common Stock could drop significantly if the holders of the shares of Common Stock described therein sell them or are perceived by the market as intending to sell them. Please expand your disclosure to highlight the percentage of securities being registered for resale in that offering out of your total outstanding securities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the page 10 of the Amended Form S-1.

January 31, 2024

Our Warrants are exercisable for shares of our Common Stock, which exercises will increase..., page 11

2.	Please disclose the exercise price of the warrants compared to the market price of the underlying securities and the likelihood that warrant holders will exercise their warrants, resulting in proceeds to your company. Please also disclose in your risk factors and MD&A sections the impact on your liquidity and the ability of your company to fund your operations on a prospective basis as a result of warrant holders choosing not to exercise their warrants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 64-65 of the Amended Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 63

3.	In light of the significant number of redemptions in connection with your charter extension and business combination and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes to and the impact of the redemptions on the company’s liquidity position and your ability to fund your operations since the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22-23 and 64-65 of the Amended Form S-1.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 617.948.6083 or stephen.ranere@lw.com. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Stephen W. Ranere
Stephen W. Ranere
of LATHAM & WATKINS LLP

Enclosures

cc:	Brian Semkiw, Tempo Automation Holdings, Inc.
Leonardo Fernandes, Tempo Automation Holdings, Inc.
Ryan J. Maierson, Latham & Watkins LLP
Bryan S. Ryan, Latham & Watkins LLP